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EXHIBIT 4.9

MATERIAL CHANGE REPORT

Item 1.    Reporting Issuer:

Petrofund Energy Trust (the "Trust" or "Petrofund")
600, 444 - 7th Avenue SW
Calgary, Alberta
T2P 0X8

Item 2.    Date of Material Change:

November 16, 2005

Item 3.    News Release:

A Press Release reporting the material change was issued by the Trust on November 16, 2005, through CCN Matthews.

Item 4.    Summary of Material Change:

Petrofund announced that it had entered into an agreement to acquire all of the outstanding shares of Kaiser Energy Ltd. ("Kaiser"), a private company (the "Acquisition"), for consideration of Cdn. $485 million before adjustments. Petrofund intends to fund the Acquisition with proceeds from a bought deal equity financing in the amount of Cdn. $225 million (which was increased to Cdn. $250 million on November 24, 2005 as a result of an option granted to the underwriters of the equity financing) and debt drawn from the Trust's credit facilities which are to be expanded in conjunction with the Acquisition. The Acquisition is expected to close on or about December 15, 2005, with an adjustment date of December 1, 2005.

Item 5.    Full Description of Material Change:

Petrofund announced that it had entered into an agreement (the "Purchase Agreement") to acquire all of the outstanding shares of Kaiser, a private company, from Kaiser-Francis Oil Company of Canada (the "Vendor") for consideration of Cdn. $485 million before adjustments. Petrofund intends to fund the Acquisition with proceeds from a bought deal equity financing in the amount of Cdn. $225 million (which was increased to Cdn. $250 million on November 24, 2005 as a result of an option granted to the underwriters of the equity financing) and debt drawn from the Trust's credit facilities which are to be expanded in conjunction with the Acquisition. The Acquisition is expected to close on or about December 15, 2005, with an adjustment date of December 1, 2005.

Properties

With the Acquisition, Petrofund is acquiring approximately 5,400 boe/d of almost 100% natural gas weighted conventional production. The producing properties to be acquired pursuant to the Acquisition are high netback properties with an average operating cost of $6.00 per boe and are approximately 80% operated. The assets to be acquired pursuant to the Acquisition also include 55,000 net acres of highly prospective undeveloped land on which Petrofund has already identified 166 (net) low to medium risk development drilling opportunities. Pursuit of these projects is expected to positively impact production in 2006 and thereafter.

Included in the above lands are 12,600 net undeveloped acres along the Horseshoe Canyon coalbed methane fairway. Petrofund has also identified a further 143 (net) potential coalbed methane wells on these properties.

Scotia Capital Inc. (together with its affiliate, Scotia Waterous Inc.) was retained as financial advisor to Petrofund regarding the Acquisition.

The conventional gas and liquids reserves to be acquired pursuant to the Acquisition were evaluated by GLJ Petroleum Consultants ("GLJ"). GLJ estimates the following gross working interest reserves (based on forecast price and cost assumptions) as of July 1, 2005:

Proved Producing Reserves (mboe)	11,207
Total Proved Reserves (mboe)	14,993
Total Proved + Probable ("P+P") Reserves (mboe)	20,835

These volumes do not include the development upside or coalbed methane potential identified by Petrofund.

Adjusting the above reserves using Petrofund's estimates of production between July 1, 2005 and December 1, 2005, results in the following estimates of gross working interest reserves (based on forecast price and cost assumptions) as of the effective date:

Proved Producing Reserves (mboe)	10,362
Total Proved Reserves (mboe)	14,148
Total P+P Reserves (mboe)	19,990

After deducting Cdn. $25 million of value which Petrofund has assigned to the coalbed methane potential and Cdn. $11.4 million of value attributed to the net undeveloped lands but before applying any value for the upside development identified by Petrofund, the Acquisition has the following metrics as of the effective date:

P+P Reserves Price ($/boe)	$22.44
Production Price* ($/boe/d)	$83,000
Cash Flow Multiple (Q3 Annualized)	5.6x
Reserve Life Index	10.1 years
*Based on current production of 5,400 Boe/d

The acquisition of the Kaiser assets is expected to provide the following benefits to Petrofund:

  •
  14% increase in current production to approximately 42,500 boe/d

  •
  14% increase in reserves to approximately 160 million boe

  •
  A more balanced oil and gas weighting, at approximately 50% oil / 50% natural gas on a production basis and to 58% oil / 42% natural gas on a reserves basis post completion of the Acquisition

  •
  Continued strong reserve life index approximating 11 years

  •
  Increased portfolio of development opportunities as the Acquisition is expected to provide Petrofund with a significant number of additional opportunities to add value through organic growth

  •
  Reduction in per boe operating costs and general and administrative costs

  •
  Operating synergies due to overlapping field locations (particularly in the Strachan area, one of the three core properties being acquired)

The Kaiser assets provide an excellent fit with Petrofund's long term strategy. Over its seventeen-year history, Petrofund has assembled an asset base comprising long life high quality oil and gas properties. This portfolio approach to acquisitions and asset development has secured the Trust a diverse property base extending throughout the western Canadian sedimentary basin. Petrofund's focus on long life high quality assets, as well as its strategies of commodity balance, geographic and geologic diversity, coupled with a conservative management style have helped mitigate business risks and have contributed to the Trust's strong long term performance. The Kaiser assets are an ideal fit with Petrofund's existing asset portfolio as they contain a combination of a high gas weighting, a long reserve life index and significant upside potential. The almost 100% gas weighting further strengthens Petrofund by realigning its commodity balance to a 50% oil / 50% natural gas production ratio. This commodity balance will help the Trust take further advantage of expected strong future gas fundamentals.

By financing the Acquisition in the fashion proposed, Petrofund's debt to cash flow ratio will increase, but will still remain at a conservative level of less than 1.0 times. Petrofund expects the Acquisition to be accretive to cash flow, net asset value, production and reserves per unit over the long term.

The Kaiser assets are located entirely in the province of Alberta. Over 50% of the value is contained in the following three core properties — Berland River, Herronton and Strachan. The Berland River property is located approximately 130 kilometers south of Grande Prairie. This is a multi zone area with production predominantly from the Bluesky, Gething, Cadomin, Falher, Viking, and Dunvegan formations.

Herronton is located approximately 50 kilometers southeast of Calgary. Kaiser currently operates 93 percent of their Herronton area production which is mainly from the Belly River zone. Significant production in this area comes from the Kaiser operated Arrowwood Gas Unit #1 as well as the Herronton Turner Valley Unit. The Herronton property contains the majority of the previously mentioned coalbed methane potential.

The Strachan area is located in south central Alberta approximately 20 kilometers from Rocky Mountain House. Strachan is an existing core area for Petrofund and, as such, there are major synergies associated with the operations in this area. Strachan represents a multi zone area with productive formations ranging from the sweet and shallow Cretaceous Cardium formation down to the deep, sour Devonian Leduc formation.

Financing of Acquisition

Concurrent with the Acquisition, Petrofund has entered into an agreement to sell, to a syndicate of Canadian underwriters, 11,250,000 Subscription Receipts at Cdn. $20.00 each to raise gross proceeds of Cdn. $225,000,000 on a bought deal basis. The Subscription Receipts will be exchangeable into Petrofund trust units on a one-for-one basis upon the closing of the Acquisition. The underwriting syndicate is led by CIBC World Markets Inc. and includes National Bank Financial Inc., Scotia Capital Inc., RBC Capital Markets, TD Securities Inc., BMO Nesbitt Burns Inc., Canaccord Capital Corporation, FirstEnergy Capital Corp., GMP Securities Ltd., Raymond James Ltd., Blackmont Capital Inc., Sprott Securities Inc. and Tristone Capital Inc. Petrofund has granted the underwriters an option (the "Underwriters Option"), exercisable in whole or in part prior to closing, to purchase up to an additional 1,250,000 Subscription Receipts at the same offering price. On November 24, 2005 the Underwriters' Option was fully exercised, and as a result the total gross proceeds of the financing will be Cdn. $250,000,000.

The gross proceeds from the sale of the Subscription Receipts will be held in escrow. If the Acquisition closes on or before January 31, 2006, the proceeds will be released to Petrofund to finance a portion of the purchase price of the Acquisition. If the offering closes before the Acquisition closes, purchasers of Subscription Receipts will receive payments equivalent to the amount of any cash distributions paid or declared payable to unitholders of the Trust for those record dates that occur between the closing of the equity offering and the date immediately preceding the closing of the Acquisition. However, if the

Acquisition fails to close by January 31, 2006, or the agreement governing the terms of the Acquisition is terminated at an earlier time, the escrow agent will return to the holders of Subscription Receipts the issue price and their pro-rata entitlement to interest earned thereon, but no distribution equivalent payments will be made.

The offering of Subscription Receipts is being made only in Canada by means of a short-form prospectus. Closing of the offering is expected to occur on December 6, 2005, and is subject to normal regulatory approvals. The underwriters have agreed not to offer, sell or deliver the Subscription Receipts, as part of the distribution of such Subscription Receipts at any time, within the United States or to, or for the benefit or account of, U.S. persons. The Trust intends to file a registration statement to register under the United States Securities Act of 1933 the offered Subscription Receipts and the Trust Units issuable pursuant to the offered Subscription Receipts.

Petrofund intends to finance the portion of the purchase price of the Acquisition which is not financed with the offering of Subscription Receipts with debt drawn from the Trust's credit facilities which are expected to be expanded in conjunction with the Acquisition.

Purchase Agreement

Pursuant to the Purchase Agreement, Petrofund paid a deposit of $48.5 million to the Vendor, which amount will be credited to the purchase price in the event that the Acquisition is completed and will be retained by the Vendor if the Acquisition is not completed under certain circumstances, including breach by Petrofund of its representations and warranties contained in the Purchase Agreement and failure by Petrofund to perform its covenants contained in the Purchase Agreement.

Conditions to closing of the Acquisition include standard conditions for transactions of this nature including the following: the continued accuracy of representations and warranties in the Purchase Agreement (provided that breaches of representations and warranties of the Vendor must exceed $5 million in aggregate for Petrofund not to close for reason of such breaches); the performance of covenants contained in the Purchase Agreement; the delivery of closing documents; title due diligence satisfactory to Petrofund; and receipt of regulatory approvals. If Petrofund fails to complete the Acquisition as a result of the breach by the Vendor of its representations and warranties contained in the Purchase Agreement, Petrofund is entitled to recover from the Vendor its costs and expenses resulting from such breach up to a maximum of $10 million.

In connection with the Acquisition, the Vendor has agreed to indemnify Petrofund in respect of its tax liabilities that relate to the period prior to the date that the Acquisition is completed (provided that such liabilities exceed $5 million) and liabilities relating to breaches of representations and warranties of Vendor contained in the Purchase Agreement (provided that individual breaches exceed $200,000 and provided that all of such breaches exceed $5 million). Petrofund has also agreed to indemnify the Vendor in respect of all past, present and future environmental liabilities relating to the New Properties.

Other Information

All oil and natural gas information contained in this material change report has been prepared and presented in accordance with National Instrument 51-101. In this material change report, all estimates of oil and natural gas reserves and production are presented on a "working interest" basis. As the Trust is not currently the owner of the Properties, all operational information relating to the Properties contained in this material change report is based on information provided to the Trust by third parties.

The Trust has adopted the standard of 6 mcf:1 boe when converting natural gas to boes. Boes may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 mcf:1 boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Item 6.    Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102.

Not applicable.

Item 7.    Omitted Information:

Not applicable.

Item 8.    Senior Officer:

The name and business numbers of the executive officer of Petrofund who is knowledgeable of the material change and this report is:

Jeffrey Newcommon
Executive Vice-President
Telephone: (403) 218-8625
Facsimile: (403) 539-4300

Item 9.    Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

                Dated as of November 25, 2005, Calgary, Alberta.

PETROFUND ENERGY TRUST by Petrofund Corp.
By:	/s/ JEFFREY NEWCOMMON
Jeffrey Newcommon Executive Vice-President

cc: Toronto Stock Exchange

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  EXHIBIT 4.9
MATERIAL CHANGE REPORT